June 24, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Registration Statement on Form F-1
           Filed June 6, 2025
           File No. 333-287861
Dear Ngai Chiu Wong:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 6, 2025
Management
Employment Agreements with Executive Officers, page 111

1. We are unable to locate the termination provisions described here in the the form of employment agreement on file as Exhibit 10.2. Please revise for consistency or advise. Additionally, please provide a more fulsome description of the material terms of the 2025 Share Incentive Plan in the prospectus.
Material Tax Considerations
Hong Kong Taxation, page 125

2. We note that paragraph 7(iv) of the opinion of Hong Kong counsel filed as Exhibit 5.2 states that the disclosure in this section "constitute[s] [its] opinion." Please also state
 June 24, 2025
Page 2

       in the prospectus that the Hong Kong tax disclosure is the opinion of counsel. Refer to
       Section III.B.2 of Staff Legal Bulletin No. 19.
Exhibit Index
Exhibit 5.4, page II-2

3. Please file a revised opinion of Macau counsel that includes counsel's consent to being named in the prospectus and to the filing of the opinion as an exhibit to the registration statement.
Exhibit 23.1, page II-2

4. Please obtain and file a revised auditor's consent that refers to both dates of the audit report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Lawrence Venick